82-5769

RECEIVED

2004 OCT -6 A 9:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UFJ Holdings, Inc

SUPPL

04045348

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORAN

DATE:	October 6, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED

OCT 0 6 2004

THOMSON FINANCIAL

dw 10/6

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 6, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

October 6, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Statement Regarding Media Report

UFJ Holdings, Inc. ("UFJ") and UFJ Bank Limited (UFJ Bank), a subsidiary of UFJ, issued the following statement in response to media reports published today:

"Although some media reported today that Financial Services Agency will accuse UFJ Bank Limited and three former executive officers in this week, we have not been notified of it. The UFJ Group will continue to strive to restore confidence as quickly as possible by strengthening compliance measures and internal control systems."